Fidelity (logo) Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

March 13, 2009

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:	Fidelity Select Portfolios (the trust):
Materials Portfolio File No. 002-69972

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust's Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Materials Portfolio, a series of the trust in connection with the proposed acquisition by Materials Portfolio of all of the assets of Paper and Forest Products Portfolio, another series of the trust, and the assumption by Materials Portfolio of the liabilities of Paper and Forest Products Portfolio, solely in exchange for shares of Materials Portfolio (the "Reorganization"). The Reorganization is in connection with an Agreement and Plan of Reorganization (the "Agreement").

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the "Proxy Statement"), Agreement, Solicitation Letter, and Form of Proxy to be sent to shareholders of Paper and Forest Products Portfolio. The Prospectus of Materials Portfolio dated April 29, 2008 included in this filing is the Prospectus filed by the trust on April 29, 2008 as Post-Effective Amendment No. 88 to its registration on Form N-1A (File No. 002-69972).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on May 19, 2009. It is expected that the Proxy Statement will be mailed to shareholders more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Sincerely,

/s/Victoria Scarmeas
Victoria Scarmeas
Legal Product Group